UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For December 20, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________.

Results of Annual Meeting of Shareholders

The annual meeting of the Company's shareholders was held on Tuesday, December 11, 2012. There were present in person or by proxy, holders of 10,231,510 shares of common stock, or 80.6% of all shares eligible to vote.

Proposal 1: Xenophon Galinas was elected to the Board of Directors for a term of three years.

Proposal 2: An Amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse split of the Company's issued and outstanding common stock at a ratio of up to one (1) for every twelve (12) shares outstanding was approved.

Proposal 3: Sherb & Co., LLP was ratified to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2012.

Nasdaq Delisting Letter

On December 20, 2012, FreeSeas Inc. (the “Company”) issued a press release announcing that it has received a letter from the Nasdaq listing qualifications staff stating that the Company's common stock will be delisted from the Nasdaq Global Market because the Company has not, during the 180-day grace period previously granted by Nasdaq, regained compliance with the Nasdaq continued listing requirement that the bid price of the Company's common stock be at least $1.00 per share as set forth in Nasdaq Listing Rule Section 5450(a)(1). The Company may appeal such decision to a Nasdaq Hearings Panel within seven days from the date of the determination letter.

The Company currently intends to appeal such decision and intends to submit to Nasdaq a plan to regain compliance with such continued listing requirement. As a result of the submission of such appeal, the delisting of the Company's common stock from the Nasdaq Global Market will be stayed until such time as a determination has been made on the Company's appeal.

The Company's plan of compliance will include, among other things, plans to consummate the reverse stock split of the Company’s issued and outstanding common stock approved at the Company's Annual Meeting of Shareholders held on December 11, 2012 (the “Annual Meeting”). At the Annual Meeting, the Company's shareholders approved a reverse stock split at a ratio of up to one share for every 12 shares outstanding, with the exact ratio to be determined by the Company's board of directors. The Company's board of directors has determined it is in the Company's and its shareholders' best interest to defer the consummation of such reverse stock split until such time as it has formulated a complete plan of compliance to present to the Nasdaq Hearings Panel. The Company has also applied to list its shares on the Nasdaq Capital Market, which application has not yet been approved.

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Exhibits

Exhibit No.	Description

99.1	Press Release dated December 20, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: December 20, 2012
	By:	/s/ Alexandros Mylonas
Alexandros Mylonas, CFO

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